Mail Stop 6010

January 19, 2006

Mr. Clyde R. Hosein
Chief Financial Officer
Integrated Device Technology, Inc.
2975 Stender Way
Santa Clara, California 95054

> **Re:    Integrated Device Technology, Inc.**
> **Form 10-K for the year ended April 3, 2005**
> **Filed June 14, 2005**
> **File No. 000-12695**

Dear Mr. Hosein:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended April 3, 2005

Financial Statements

Note 1. Summary of Significant Accounting Policies, page 38

Revenue Recognition, page 39

1.      We see that revenue related to licensing agreements are recognized ratably over the lives
        of the related patents. This description regarding licensing agreements is too vague.
        Please clarify for us the terms of your licensing agreements and your related revenue
        recognition policies. Tell us how your accounting complies with GAAP. Please also
        clarify for us the materiality of your licensing arrangements.   Revise future filings as
        necessary based on our comment.


Form 8-K dated November 8, 2005

2.      We do not believe that the presentation of a non-GAAP statement of operations is
        appropriate unless all disclosures required by Item 10(e)(1)(i) of Regulation S-K are
        included for each separate non-GAAP measure.  Please delete this presentation from all
        future Forms 8-K.

        If you continue to present non-GAAP information, Item 2.02 of Form 8-K requires that
        disclosures "furnished" include information that complies with the disclosure
        requirements of Item 10(e)(1)(i) of  Regulation S-K.  Accordingly, in addition to the
        reconciliation for each non-GAAP measure, you must also provide statements disclosing
        the reasons why management believes presentation of each of the individual non-GAAP
        measures provide useful information to investors regarding your financial condition and
        results of operations.  Those disclosures should be specific and substantive to each
        individual measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ
        Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please
        confirm that you will revise your Forms 8-K in future periods to provide all of the
        disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented.  Provide
        us with a full sample of your proposed disclosure.


        As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response.  You may wish to provide us with marked copies of the
amendment to expedite our review.  Please furnish a cover letter that keys your responses to our
comments and provides any requested supplemental information.  Detailed cover letters greatly
facilitate our review.  Please understand that we may have additional comments after reviewing
your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments.  In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant